NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-17 AUGUTS 9, 2006

RUBICON MINERALS SHAREHOLDERS APPROVE RE-STRUCTURING PLAN

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX, AMEX:RBY) is pleased to announce that the shareholders of the Company overwhelmingly approved the re-structuring plan by way of a Plan of Arrangement, proposed by the company in November 2005. The vote was taken at the Annual General and Special Meeting of Shareholders held in Vancouver on August 8, 2006 with 98.6% of the votes cast in favour. Completion of the Plan of Arrangement is subject to: Court and regulatory approval, advance tax ruling and a financing by the African unit, CopperCo Resources.

At the close of the Arrangement, subject to certain conditions noted above, shareholders of Rubicon existing at the share distribution record date will receive:

1.	In exchange for each existing Rubicon Common Share, one New Common Share of Rubicon, which will have as its assets its Red Lake projects plus approximately $10 million in cash.

2.
One share of Paragon Minerals for each 6 shares of Rubicon held. Paragon will have as its assets the Newfoundland projects currently controlled by Rubicon. As a condition of the Arrangement, Paragon is planning to carry out a non-brokered private placement financing of a minimum of $3.0MM, of which Altius Resources Ltd. has agreed to fund $1.9MM. Paragon has applied to list its shares on the TSX Venture Exchange.

3.
One share of CopperCo for approximately each 10.8 shares of Rubicon held. This ratio may decrease slightly (and thus result in Rubicon shareholders being entitled to a correspondingly greater number of CopperCo shares) if Rubicon converts a proposed convertible $1.5MM loan to Africo into Africo shares, at a 15% discount to the future Africo financing price, which price is yet to be determined. CopperCo will have as its main assets Rubicon's current shareholding in Africo Resources Ltd. (which currently constitutes 39.6% of Africo's issued shares) as well as the remaining shares of Africo not held by Rubicon. Africo has as its main asset the Kalukundi Copper-Cobalt deposit in the DRC which has recently been the subject of a positive feasibility study.

As part of the Arrangement, and subject to approval by the shareholders of Africo, the non-Rubicon shareholders of Africo will receive CopperCo shares in exchange for their Africo shares, on a 1:1 basis. CopperCo has applied to list its shares on the TSX.

RUBICON MINERALS CORPORATION

David Adamson
____________________________________
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
_______________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.